# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Turtle Beach Corp, CIK 0001493761
CUSIP: 900450206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0001360554
Persons authorized to receive notices and communications: Hoak Public Equities, L.P., 3963 Maple Avenue, Suite 450, Dallas, Texas (TX), 75219, (214) 855-2284

## Reporting persons
- Hoak Public Equities, LP (CIK 0001360554): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 909,055; shared voting power 0; sole dispositive power 909,055; shared dispositive power 0; aggregate amount beneficially owned 909,055 (4.7074% of the class)
  Comment: *This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the U.S. Securities and Exchange Commission (the "SEC").
- Hoak Fund Management, L.P. (CIK 0001607736): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 909,055; shared voting power 0; sole dispositive power 909,055; shared dispositive power 0; aggregate amount beneficially owned 909,055 (4.7074% of the class)
  Comment: *This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC.
- Hoak & Co. (CIK 0001607735): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 909,055; shared voting power 0; sole dispositive power 909,055; shared dispositive power 0; aggregate amount beneficially owned 909,055 (4.7074% of the class)
  Comment: *This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC.
- Hoak J. Hale (CIK 0001450326): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), working capital (WC); sole voting power 999,000; shared voting power 0; sole dispositive power 999,000; shared dispositive power 0; aggregate amount beneficially owned 999,000 (5.1732% of the class)
  Comment: *Includes (1) 909,055 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P, (2) 44,945 shares of Common Stock of the Issuer held directly by J. Hale Hoak, (3) 20,000 shares of Common Stock of the Issuer held by The Hoak Foundation, of which Mr. J. Hale Hoak serves as investment manager and (4) 25,000 shares of Common Stock of the Issuer held by Hale Hoak Child's Trust, of which J. Hale Hoak serves as trustee.
  
  **This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC.
- HOAK JAMES M JR (CIK 0000904748): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 929,055; shared voting power 0; sole dispositive power 929,055; shared dispositive power 0; aggregate amount beneficially owned 929,055 (4.811% of the class)
  Comment: *Includes (1) 909,055 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P, and (2) 20,000 shares of Common Stock of the Issuer held by The Hoak Foundation, of which Mr. James M. Hoak serves as president.
  
  **This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC.
- Hale Hoak Child's Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (0.1295% of the class)
  Comment: *This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC.
- The Hoak Foundation: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0.1036% of the class)
  Comment: *This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC.
- Dorothy T. Hoak: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.0052% of the class)
  Comment: *This calculation is based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Turtle Beach Corp
Address of issuer's principal executive offices: 15822 Bernardo Center Drive, Suite 105, San Diego, California (CA), 92127
Comment:
The class of equity securities to which this Schedule 13D relates is the Common Stock, with a par value of $0.001 (the "Common Stock"), of Turtle Beach Corporation, a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at:

15822 Bernardo Center Drive, Suite 105
San Diego, California 92127

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"), on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

i. Hoak Public Equities, L.P., a Texas limited partnership ("HPE")
ii. Hoak Fund Management, L.P., a Texas limited partnership and HPE's general partner ("Hoak Management")
iii. Hoak & Co., a Texas corporation and the general partner of Hoak Management
iv. James M. Hoak, Jr., an individual and Hoak & Co.'s controlling shareholder and serves as its Chairman, and serves as the President of the Hoak Foundation
v. J. Hale Hoak, an individual and serves as the President of Hoak & Co., and serves as the trustee of the Child's Trust, and the investment manager to the Hoak Foundation
vi. Hale Hoak Child's Trust, a trust organized in Texas (the "Child's Trust")
vii. The Hoak Foundation, a trust organized in Texas (the "Hoak Foundation")
viii. Dorothy T. Hoak, an individual

Each of Hoak Management, Hoak & Co., James M. Hoak, Jr., and J. Hale Hoak may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all shares of Common Stock held by HPE. Each of James M. Hoak Jr. and J. Hale Hoak may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all shares of Common Stock held by the Hoak Foundation. J. Hale Hoak may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all shares of Common Stock held by the Child's Trust.
Residence or business address: The address of the principal business and the principal office of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.
Present principal occupation or employment:
i. Each of HPE, Hoak Management, Hoak & Co., James M. Hoak, Jr., J. Hale Hoak, and Dorothy T. Hoak is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.
ii. The principal business of the Child's Trust, of which J. Hale Hoak serves as trustee, is to hold a portion of the assets and estate of J. Hale Hoak for the benefit of him and his children.
iii. The principal business of the Hoak Foundation is supporting various charitable organizations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of James M. Hoak, J. Hale Hoak, and Dorothy T. Hoak are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total amount of funds used for the purchase of Common Stock by HPE was $11,829,472.27. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management and Hoak & Co. do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. Each of James M. Hoak, Jr. and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the Common Stock reported by the Child's Trust was $235,700.00. J. Hale Hoak (in his capacity as trustee of the Child's Trust) may also be deemed to beneficially own the Common Stock owned by the Child's Trust. The total amount of funds used for the purchase of the Common Stock reported by the Hoak Foundation was $370,400.00. Each of James M. Hoak, Jr. (in his capacity as president) and J. Hale Hoak (in his capacity as investment manager to the Hoak Foundation) may also be deemed to beneficially own the Common Stock owned by the Hoak Foundation. The total amount of funds used for the purchase of the remaining Common Stock reported by J. Hale Hoak was $650,545.53 (all such 44,945 shares held directly by J. Hale Hoak). The total amount of funds used for the purchase of Common Stock by Dorothy T. Hoak was $21,870.00.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock based on the belief that such securities, at current market prices, are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

HPE has been a shareholder of the Issuer for approximately four years, is disappointed with the Issuer's stock price performance over that time period and has concerns about the persistent undervaluation of the Common Stock. In an effort to address this underperformance and drive shareholder value, the Reporting Persons may initiate and engage in discussions with the Issuer's management, board of directors, and/or other shareholders covering a range of subjects, including relative to operating performance, capital allocation (including stock buybacks) and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, based upon 19,311,014 shares of Common Stock outstanding as of October 31, 2025, as disclosed in the Form 10-Q filed on November 6, 2025, by the Issuer with the SEC:

i. HPE directly owns an aggregate of 909,055 shares of Common Stock, representing approximately 4.7074% of the outstanding Common Stock.
ii. Hoak Management, in its capacity as HPE's general partner, may be deemed to beneficially own an aggregate of 909,055 shares of Common Stock, representing approximately 4.7074% of the outstanding Common Stock.
iii. Hoak and Co. (in its capacity as the general partner of Hoak Management), may be deemed to beneficially own an aggregate of 909,055 shares of Common Stock, representing approximately 4.7074% of the outstanding Common Stock.
iv. The Child's Trust owns an aggregate of 25,000 shares of Common Stock, representing approximately 0.1295% of the outstanding Common Stock.
v. The Hoak Foundation owns an aggregate of 20,000 shares of Common Stock, representing approximately 0.1036% of the outstanding Common Stock.
vi. James M. Hoak, Jr., in his capacity as Hoak & Co.'s controlling shareholder and president of the Hoak Foundation, may be deemed to beneficially own 929,055 shares of Common Stock, representing approximately 4.8110% of the outstanding Common Stock.
vii. J. Hale Hoak (1) directly owns an aggregate of 44,945 shares of Common Stock and (2) in his capacity as Hoak & Co.'s president, as trustee of the Child's Trust, and as investment manager to the Hoak Foundation may be deemed to beneficially own 954,055 shares of Common Stock, for an aggregate of 999,000 shares of Common Stock, representing approximately 5.1732% of the outstanding Common Stock.
viii. Dorothy T. Hoak directly owns an aggregate of 1,000 shares of Common Stock, representing approximately 0.0052% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
i. HPE owns directly the shares of Common Stock reported in this Schedule 13D to be owned by HPE and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. Hoak Management, Hoak & Co., Mr. J. Hale Hoak and Mr. James M. Hoak, Jr. ("Hoak Investors") each may be deemed to have the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the shares of Common Stock reported with respect to HPE in this Schedule 13D (HPE directly and the Hoak Investors indirectly). The Hoak Investors disclaim beneficial ownership of any shares of Common Stock owned by HPE and the other Reporting Persons. HPE, Hoak Management and Hoak & Co. (collectively, the "Hoak Entities") disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.
ii. J. Hale Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the other shares of Common Stock reported with respect to Mr. J. Hale Hoak in this Schedule 13D. J. Hale Hoak disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

iii. Dorothy T. Hoak owns directly the shares of Common Stock reported in this Schedule 13D to be owned by Dorothy T. Hoak and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. Dorothy T. Hoak disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.
Transactions in the class effected during the past sixty days: Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated February 24, 2026, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, Jr., J. Hale Hoak, the Hale Hoak Child's Trust, The Hoak Foundation, and Dorothy T. Hoak.

99.2 Schedule A - all transactions in the Common Stock within the past 60 days by any Reporting Person.

## Signatures
- Hoak Public Equities, LP: /s/ J. Hale Hoak, J. Hale Hoak/President (Hoak Fund Management, L.P., its general partner) (Hoak & Co., its general partner) (02/24/2026)
- Hoak Fund Management, L.P.: /s/ J. Hale Hoak, J. Hale Hoak/President (Hoak & Co., its general partner) (02/24/2026)
- Hoak & Co.: /s/ J. Hale Hoak, J. Hale Hoak/President (02/24/2026)
- Hoak J. Hale: /s/ J. Hale Hoak, J. Hale Hoak (02/24/2026)
- HOAK JAMES M JR: /s/ James M. Hoak, Jr., James M. Hoak, Jr. (02/24/2026)
- Hale Hoak Child's Trust: /s/ J. Hale Hoak, J. Hale Hoak/Trustee (02/24/2026)
- The Hoak Foundation: /s/ J. Hale Hoak, J. Hale Hoak/Investment Manager (02/24/2026)
- Dorothy T. Hoak: /s/ Dorothy T. Hoak, Dorothy T. Hoak (02/24/2026)